United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signature Page

Vale confirms gas discovery
Rio de Janeiro, May 11, 2009 — Companhia Vale do Rio Doce (Vale) informs that its first gas discovery was confirmed by the formation test performed in the 1-REPF-3D-SPS well, Panoramix prospect, located in shallow waters, 185 km off the coast of the Brazilian state of São Paulo, in the Santos Basin, BM-S-48 concession.
The consortium that holds the concession is 12.5% owned by Vale, 40% by Repsol — the operator of the exploration consortium -, 35% by Petrobras and 12.5% by Woodside.
The Panoramix discovery is the first case of success of Vale’s natural gas exploration efforts in Brazilian basins.
As previously announced by the operator, the test performed in the Upper Santonian reservoir, between 4,410 and 4,480 meters depth, has achieved a gas flow rate of 378,600 cubic meters of natural gas per day and 1,570 barrels of condensate per day.
The well has also shown the existence of gas in the Lower Santonian reservoir and oil in the Lower Campanian reservoir. New exploration activities shall be performed in Panoramix prospect in order to evaluate the extension and volume of these finds.
Vale’s exploration efforts are aligned with our strategy to diversify and optimize our energy matrix through increased use of thermal coal, renewable fuels and natural gas. Vale’s current exploration portfolio consists of minority stakes in consortia holding 16 concessions in the Brazilian basins of Espírito Santo, Pará-Maranhão, Parnaíba and Santos.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 11, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations